SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3rd March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

The Board of Six Continents PLC ("Six Continents") notes the unsolicited offer announced this morning by Capital Management & Investment PLC for the entire issued share capital of Six Continents.

A further announcement will be made by the Board shortly.

Enquiries:

Tim Clarke	020 7409 1919
Richard North	020 7409 1919
Fiona Antcliffe	020 7404 5959

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the offer and as sponsor to InterContinental Hotels Group PLC ("IHG") and Mitchells & Butlers PLC ("MAB") in connection with the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the offer.

Merrill Lynch is acting as financial adviser to Six Continents and to nobody else in connection with the offer and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	3rd March 2003